Curaleaf Reports First Quarter 2023 Results
First quarter 2023 revenue of $336.5 million, representing an increase of 14% year-over-year, and adjusted EBITDA(1) of $73.2 million

Operating cash flow from continuing operations of $30.6 million and cash on balance sheet of $115.8 million

NEW YORK, May 17, 2023 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the first quarter ended March 31, 2023. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.

Executive Chairman Boris Jordan said, “2023 is off to a strong start for Curaleaf, with first quarter year-over-year revenue growing 14% to $336.5 million, beating our guidance of low double-digit growth. Adjusted gross margin was 48% and adjusted EBITDA margin was 22%. We ended the quarter with $116 million of cash on our balance sheet and generated $31 million in operating cash flow from continuing operations. We continue to optimize our U.S. assets for responsible growth and are very excited about the investments we are making internationally, setting the stage for robust growth in ’24, ’25, and ’26 as cannabis adoption accelerates across Europe. We’ve entered 2023 from a position of strength with ample cash on hand, and will be investing in our business, setting us up for years of market share expansion.”

Matt Darin, Chief Executive Officer of Curaleaf, stated, “Since I moved into the CEO role one year ago we’ve moved decisively to maximize opportunities in high growth markets while scaling back from unprofitable markets. We are laser focused on operating efficiencies in every aspect of our business both in the U.S. and Europe, establishing a lean asset base from which we will drive margin improvements, operating leverage, and cash generation. Our focus is on profitable, responsible growth as we continue to innovate new products, strengthen our brand portfolio and deliver a best in class retail experience.”

First Quarter 2023 Financial Highlights
•Net Revenue of $336.5 million, a year-over-year increase of 14% compared to Q1 2022 revenue of $296 million, which excludes discontinued operations
•Gross profit of $160.8 million and gross margin of 48%
•Adjusted gross profit net of add-backs of $162 million, adjusted gross margin of 48%
•Net loss attributable to Curaleaf Holdings, Inc., including discontinued operations, of $54.4 million or net loss per share $0.07
•Adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc.(1) of $46 million or adjusted net loss per share1 of $0.05
•Adjusted EBITDA of $73.2 million or 22% of revenue
•Cash position at quarter end totaled $115.8 million
1 Adjusted EBITDA, adjusted gross profit, and adjusted net loss from continuing operations are non-GAAP financial measures, and adjusted EBITDA margin, adjusted gross margin, and adjusted net loss per share from continuing operations are non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See the section entitled “Reconciliation of Non-GAAP financial measures” below for a reconciliation of the non-GAAP financial measures used in this press release to the most directly comparable GAAP financial measures.

First Quarter 2023 Financial Highlights (Unaudited)
($ thousands)

	Three months ended
	March 31, 2023	December 31, 2022	March 31, 2022
Total revenue	$336,496	$344,947	$296,053
Adjusted EBITDA(1)(2)	73,179	76,867	76,130
Net loss attributable to Curaleaf Holdings, Inc.	(54,380)	(260,331)	(36,489)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.07)	$(0.37)	$(0.05)

(1) Adjusted EBITDA is a Non-GAAP financial measure without a standardized definition under GAAP, and which may not be comparable to similar measures used by other issuers.
(2) See the section, “Non-GAAP Financial and Performance Measures” below for definitions and more information regarding Curaleaf’s use of Non-GAAP financial measures and Non-GAAP ratios. See the section entitled “Reconciliations of Non-GAAP financial measures” for reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

First Quarter 2023 Operational Highlights
•Exceeded expense reduction plan by $20 million to realize annual gross run rate savings of $60M.
•Opened three additional dispensaries in Florida, totaling 58 in the state.
•Proactive closures of operations in California, Colorado and Oregon which will result in anticipated costs savings and an improved inventory position.
•Launched JAMS, a flavor-forward cannabis edibles brand designed to meet the needs of new cannabis consumers, in Arizona and Florida.
•Expanded Grassroots and Find brands to New Jersey and B Noble brand to Florida.
•Began adult-use cannabis sales at Stamford and Hartford, Connecticut locations.
•Closed Amesbury facility in MA, repurposed the Bellmawr facility in NJ, and closed the Homestead outdoor grow in Florida, three older sites that have been replaced by newer, more efficient facilities.

Post First Quarter 2023 Operational Highlights
•Completed the acquisition of Deseret Wellness in Utah, giving Curaleaf three additional stores for a total of four in a market of 15.
•Continued to strategically expand retail footprint in Florida, opening two additional stores reaching 60. As of May 17, 2023, Curaleaf retail operations totaled 152 nationwide.
•Achieved record breaking sales on 4/20, led by New Jersey sales marking a 77% increase over 2022 and single highest day of sales in New Jersey ever.
•Launched new Curaleaf mobile app and loyalty program which has 1.9 million members to date.
•Expanded Grassroots brand to Florida.

Financial Results for the First Quarter Ended March 31, 2023
Revenue
($ thousands)

	Three months ended
	March 31, 2023	December 31, 2022	March 31, 2022
Retail revenue	$273,016	$276,532	$225,139
Wholesale revenue	62,104	67,229	69,661
Management fee income	1,376	1,186	1,253
Total Revenue	$336,496	$344,947	$296,053
Total revenue was a record $336.5 million in the first quarter of 2023, a decrease of 2% from $344.9 million in the fourth quarter of 2022 and an increase of 14% from $296.1 million in the first quarter of 2022. The Company’s year-

over-year revenue growth primarily reflects continued organic growth driven by new retail store openings and the significant focus on research and development, resulting in the introduction of 171 products in 2022, three new brand launches, and the contributions from Tryke and Four 20 Pharma.
Retail revenue was $273.0 million, compared with $276.5 million in the fourth quarter of 2022, and up 21% from $225.1 million in the first quarter of 2022. Retail revenue represented 81% of total revenue. Curaleaf’s year-over-year retail revenue growth was supported by 28 new stores added in 2022, and the further expansion of adult-use cannabis around the country.
Wholesale revenue was $62.1 million, a decrease of 8% from the fourth quarter of 2022 and represented 18% of total revenue. Wholesale revenue declined 11% year-over-year due to price compression, a proactive reduction of wholesale accounts in California, Colorado, and Oregon and an intentional reduction of low profit raw material sales.
Net Loss
($ thousands)

	Three months ended
	March 31, 2023	December 31, 2022	March 31, 2022
Total revenues	$336,496	$344,947	$296,053
Gross profit	160,750	116,354	161,311
Income (loss) from operations	16,441	(37,347)	26,328
Total other expense, net	(22,108)	(108,601)	(18,869)
Income tax expense	(40,686)	(38,562)	(41,450)
Net loss	(56,469)	(262,749)	(38,264)
Less: Net loss attributable to non-controlling interest	(2,089)	(2,418)	(1,775)
Net loss attributable to Curaleaf Holdings, Inc.	(54,380)	(260,331)	(36,489)
Net loss attributable to Curaleaf Holdings, Inc. was $54.4 million, compared with a net loss of $260.3 million in the fourth quarter of 2022 and $36.5 million in the first quarter of 2022. The year-over-year degradation in net loss was mainly due to reduced gross margin rate stemming from price compression.
Balance Sheet and Cash Flow
As of March 31, 2023, the Company had $115.8 million of cash and $593.8 million of outstanding debt net of unamortized debt discounts.
During the first quarter of 2023, Curaleaf invested $26.0 million, net in capital expenditures, focused on cultivation, processing, and selective retail expansion in strategic markets.
Shares Outstanding
For the first quarter of 2023 and 2022, the Company’s weighted average subordinate voting shares plus multiple voting shares outstanding amounted to 718,117,628 and 708,897,273 shares, respectively.
As of March 31, 2023, and December 31, 2022, the Company’s issued and outstanding subordinate voting shares plus multiple voting shares amounted to 718,611,821 and 717,490,830 shares, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Wednesday, May 17, 2023 at 5:00 P.M. ET to discuss Q1 2023 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., internationally 1-412-317-6300, or from Canada 1-416-639-5883. The conference ID # is 5395830.
A replay of the conference call can be accessed at 1-877-344-7529, or internationally 1-412-317-0088, or from Canada 1-855-669-9658 using the replay ID # 2106379.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on May 17, 2023, and will end at 11:59 P.M. ET on May 24, 2023.
Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. Curaleaf refers to certain non-GAAP financial measures and ratios such as “adjusted gross profit”, “adjusted gross margin”, “adjusted net loss”, “adjusted net loss per share”, “adjusted EBITDA”, and “adjusted EBITDA margin”. These measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company defines “adjusted gross profit” as gross profit net of cost of goods sold and related other add-backs. “Adjusted gross margin” is defined by Curaleaf as gross profit net of add-backs divided by total revenues. “Adjusted net loss” is defined by Curaleaf as Net Loss less other add-backs. “Adjusted net loss per share” is defined by Curaleaf as Adjusted Net Loss divided by the weighted average shares outstanding. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA margin” is defined by Curaleaf as adjusted EBITDA divided by total revenue. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.
Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations (Unaudited)
($ thousands)

	Three months ended
	March 31, 2023	December 31, 2022	March 31, 2022
Gross profit from continuing operations	$160,750	$116,354	$161,311
Other add-backs (1)	1,436	52,503	621
Adjusted gross profit from continuing operations (2)	162,186	168,857	161,932
Adjusted gross profit margin from continuing operations (2)	48.2%	49.0%	54.7%

(1) Other add-backs in Q4 2022 primarily include inventory write-downs primarily associated with the CA, CO, OR state exits, and Tryke FMV inventory step-up.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross Profit, the most comparable GAAP measure, to Adjusted Gross Profit, a non-GAAP measure

Gross profit from continuing operations was $160.8 million in the first quarter of 2023, compared with $116.4 million in the fourth quarter of 2022. Adjusted gross profit from continuing operations net of add-backs for the first quarter was $162.2 million compared with $168.9 million in the fourth quarter of 2022. Adjusted gross margin for the first quarter of 2023 was 48.2%, a decrease of 80 basis points compared with the fourth quarter of 2022. The decrease in gross margin was largely due to price compression in certain markets.
Adjusted Net Loss from Continuing Operations (Unaudited)
($ thousands)

	Three months ended
	March 31, 2023	December 31, 2022	March 31, 2022
Net loss from continuing operations	$(46,353)	$(184,510)	$(33,991)
Other add-backs (1)	9,448	61,551	6,162
Adjusted net loss from continuing operations (2)	(36,905)	(122,959)	(27,829)
Adjusted net loss per share from continuing operations (2)	$(0.05)	$(0.17)	$(0.04)

(1) Other add-backs in Q4 2022 primarily include goodwill impairments and inventory write-downs primarily associated with the CA, CO, OR state exits, and Tryke FMV inventory step-up.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net Loss, the most comparable GAAP measure, to Adjusted Net Loss, a non-GAAP measure.

Adjusted EBITDA (Unaudited)
($ thousands)

	Three months ended
	March 31, 2023	December 31, 2022	March 31, 2022
Net loss	$(56,469)	$(262,749)	$(38,264)
Net loss from discontinued operations, net of tax	(10,116)	(78,239)	(4,273)
Net loss from continuing operations	(46,353)	(184,510)	(33,991)
Interest expense, net	22,759	24,629	20,241
Income tax expense	40,686	38,562	41,450
Depreciation and amortization (1)	45,581	45,771	35,968
Share-based compensation	1,709	6,892	7,672
Other (income) expense, net	(651)	83,972	(1,372)
Other add-backs (2)	9,448	61,551	6,162
Adjusted EBITDA (3)	$73,179	$76,867	$76,130
Adjusted EBITDA Margin (3)	21.7%	22.3%	25.7%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of profits and losses.
(2) Other add-backs in Q1 2023 primarily include costs related to legal fees and professional fees. Other add-backs in Q4 2022 primarily include inventory write-downs, legal fees, and accounting and professional fees.

(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net Loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $73.2 million for the first quarter of 2023, a decrease of 5% from $76.9 million in the fourth quarter of 2022 and an decrease of 4% from $76.1 million in the first quarter of 2022. Adjusted EBITDA margin was 21.7%, a decrease of 60 basis points from 22.3% in the prior quarter and an decrease of 400 basis points from 25.7% in the first quarter of 2022. The sequential decrease in Adjusted EBITDA primarily reflects lower gross profit margin driven primarily by pricing pressure in certain markets.

Condensed Interim Consolidated Balance Sheets
($ thousands)

	As of
	March 31, 2023	December 31, 2022
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$115,807	$163,177
Accounts receivable, net	45,774	44,722
Inventories, net	261,309	240,996
Assets held for sale	144,172	150,817
Prepaid expenses and other current assets	29,123	28,974
Current portion of notes receivable	3,229	—
Total current assets	599,414	628,686
Deferred tax asset	1,244	1,564
Property, plant and equipment, net	614,951	607,932
Right-of-use assets, finance lease	153,833	156,868
Right-of-use assets, operating lease	119,701	120,827
Intangible assets, net	1,197,897	1,218,511
Goodwill	626,691	625,129
Investments	2,679	2,797
Other assets	46,686	48,937
Total assets	$3,363,096	$3,411,251

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$72,494	$81,676
Accrued expenses	111,329	105,764
Income tax payable	202,295	162,928
Lease liability, finance lease	8,203	7,853
Lease liability, operating lease	16,264	16,074
Current portion of notes payable	69,853	51,882
Current contingent consideration liability	17,112	18,537
Liabilities held for sale	17,286	20,217
Deferred consideration	23,045	24,446
Financial obligation	4,973	4,740
Other current liabilities	1,882	1,726
Total current liabilities	544,736	495,843
Deferred tax liability	304,408	308,974
Notes payable	523,943	570,788
Lease liability, finance lease	165,942	167,075
Lease liability, operating lease	110,244	111,360
Contingent consideration liability	10,613	10,572
Deferred consideration	38,527	36,854
Financial obligation	212,976	214,139
Other long-term liability	98,790	94,829
Total liabilities	2,010,179	2,010,434

Temporary Equity:
Redeemable non-controlling interest contingency	120,723	121,113

Shareholders’ equity:
Additional paid-in capital	2,166,435	2,163,061
Treasury shares	(5,208)	(5,208)
Accumulated other comprehensive loss	(15,097)	(18,593)
Accumulated deficit	(913,936)	(859,556)
Total shareholders’ equity	1,232,194	1,279,704
Total liabilities and shareholders’ equity	$3,363,096	$3,411,251

Condensed Interim Consolidated Statements of Operations (Unaudited)
($ thousands, except for share and per share amounts)

	Three months ended March 31,
	2023	2022
Revenues:
Retail and wholesale revenues	$335,120	$294,800
Management fee income	1,376	1,253
Total revenues	336,496	296,053
Cost of goods sold	175,746	134,742
Gross profit	160,750	161,311
Operating expenses:
Selling, general and administrative	112,174	100,582
Share-based compensation	1,709	7,672
Depreciation and amortization	30,426	26,729
Total operating expenses	144,309	134,983
Income from operations	16,441	26,328
Other income (expense):
Interest income	22	59
Interest expense	(12,103)	(13,007)
Interest expense related to lease liabilities and financial obligations	(10,678)	(7,293)
Other income (expense), net	651	1,372
Total other expense, net	(22,108)	(18,869)
(Loss) income before provision for income taxes	(5,667)	7,459
Income tax expense	(40,686)	(41,450)
Net loss from continuing operations	(46,353)	(33,991)
Net loss from discontinued operations, net of tax	(10,116)	(4,273)
Net loss	(56,469)	(38,264)
Less: Net loss attributable to non-controlling interest	(2,089)	(1,775)
Net loss attributable to Curaleaf Holdings, Inc.	$(54,380)	$(36,489)

Per share - basic and diluted:
Net loss from continuing operations	$(0.06)	$(0.04)
Net loss from discontinued operations	(0.01)	(0.01)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.07)	$(0.05)
Weighted average common shares outstanding – basic and diluted	718,117,628	708,897,273

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
($ thousands, except for share and per share amounts)

	Three months ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss from continuing operations	$(46,353)	$(33,991)
Adjustments to reconcile Net loss from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization	45,369	36,582
Share-based compensation	1,709	7,672
Non-cash interest expense	6,845	1,808
Amortization of operating lease right-of-use assets	3,921	2,975
(Gain) loss on debt retirement	(3,300)	—
Loss on sale or retirement of asset	3,122	(3)
(Gain) loss on investment	(325)	(624)
Deferred taxes	(5,103)	(974)
Changes in assets and liabilities:
Receivables	3,400	10,972
Inventories	(22,255)	887
Prepaid expenses and other current assets	700	(11,042)
Tax receivable	(749)	—
Other assets	2,731	(28,412)
Accounts payable	(9,339)	33,432
Income taxes payable	42,237	71,311
Operating leases, net (right-of-use asset acquisitions and disposals)	113	—
Operating lease liabilities	(3,838)	(2,767)
Accrued expenses	11,741	2,386
Net cash provided by operating activities from continuing operations	30,626	90,212
Net cash used in operating activities from discontinued operations	(16,470)	(44,589)
Net cash provided by operating activities	14,156	45,623

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(26,040)	(22,436)
Proceeds from consolidation of acquisitions	—	18,867
Acquisition related cash payments	—	(86,776)
Amounts advanced for notes receivable, net of payments received	(3,229)	1,269
Net cash used in investing activities from continuing operations	(29,269)	(89,076)
Net cash used in investing activities from discontinued operations	—	(7,518)
Net cash used in investing activities	(29,269)	(96,594)

Cash flows from financing activities:
Lease liability payments	(1,860)	(880)
Principal payments on notes payable and financing liabilities	(30,401)	(1,322)
Remittances of statutory withholdings on share-based payment awards	—	(3,040)
Exercise of stock options	24	463
Net cash used in financing activities from continuing operations	(32,237)	(4,779)
Net cash used in financing activities from discontinued operations	(123)	(111)
Net cash used in financing activities	(32,360)	(4,890)

Net decrease in cash	(47,473)	(55,861)
Cash and cash equivalents, beginning of period	163,177	299,329
Effect of exchange rate on cash	103	(868)
Cash and cash equivalents, end of period	$115,807	$242,600

About Curaleaf Holdings
Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf”) is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 152 dispensaries, and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.
###
Curaleaf IR Twitter Account:    https://twitter.com/Curaleaf_IR
Investor Relations Website:    https://ir.curaleaf.com/
Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including expectations regarding benefits of recent or future acquisitions, restructuring and cost-reduction efforts of the Company, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.
Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the impact of any restatement of financial statements of the Company or other actions that may be taken or required as a result of such reviews, including the reaction to any such restatement by Curaleaf's shareholders, the possibility that the ongoing review may identify further errors, which may be material, in the Company's accounting, any potential inquiry by Canadian and/or U.S. securities regulatory authorities with respect to the review of the Audit Committee, the risks of litigation and of governmental investigations or proceedings arising out of or related to any accounting irregularities or any restatement of the financial statements of the Company, including the direct and indirect costs of such investigations and restatement, and additional information arising from the Company's continuing analysis and review of its historical recognition of revenue and its prior financial statements and the performance of additional work in this regard; risks and uncertainties related to the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration; loss of foreign private issuer status in the U.S.; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resale their subordinate voting shares on the Canadian Securities Exchange; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; business structure risks; including the status of the Company as a holding company; no dividend record; risks related to the senior secured notes of the Company; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated May 1, 2023 for the fiscal year ended December 31, 2022, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2022 (both of which documents have been filed on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.
Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.